Exhibit 99.1

ARBE ROBOTICS LTD.

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 11, 2024

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.000216 per share (the “Ordinary Shares”), of Arbe Robotics Ltd. (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company and any adjourned meeting thereof (the “Meeting”) to be held on Wednesday, September 11, 2024, virtually, at 16:00 (Israel time), which is 9:00 AM  Eastern Daylight Time. You can attend the Meeting via audioconference at https://www.cstproxy.com/arberobotics/2024 as a guest or by entering your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class III Directors:

a)	Approval of election of Mr. Yair Shamir as a Class III director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified;

b)	Approval of election of Mr. Kobi Marenko as a Class III director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified;

c)	Approval of election of Mr. E. Scott Crist as a Class III director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified;

2.	Executive Directors Compensation:

Approval of an equity-based award to be granted to each of (a) Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, and (b) Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board.

3.	Non-Executive Director Remuneration:

Approval of the compensation terms of Prof. Yonina Eldar in her capacity as an industry expert director, including the grant of an equity-based award.

4.	Appointment of Independent Auditors:

Approval of the appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s 2025 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.

5.	Increase of Registered Share Capital:

To approve an increase of the Company’s registered (authorized) share capital by an additional NIS 7,560, which consists of 35,000,000 ordinary shares par value NIS 0.000216 each, increasing the number of authorized ordinary shares to 165,000,000and amending the Company’s Articles of Incorporation to reflect such change.

In addition, at the Meeting, members of the Company’s management will be available to discuss the Company’s audited financial statements for the year ended December 31, 2023, which are included in the Company’s annual report on Form 20-F.

The Company knows of no other matters to be submitted at the Meeting.

By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed or electronic proxy submission, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. If no instructions are given and the proxy is signed, the proxy will be voted in favor of all of the Resolutions. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

How You Can Vote

You can vote either virtually at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting, as follows, by no later than 11:59 p.m., Eastern time, on September 10, 2024, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by any proxy received after the times specified above will not be counted as present at the Meeting and will not be voted:

By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the Meeting website at https://www.cstproxy.com/arberobotics/2024, as a guest or by entering your 12-digit control number located on the enclosed proxy card in order to submit questions and vote online. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers Internet voting, you should follow the instructions given by such brokerage firm, bank or similar organization in order to submit your proxy over the Internet.

By E-mail – If you are a shareholder of record, you can submit a proxy by completing, dating, signing and e-mailing your proxy card to proxy@continentalstock.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers voting by e-mail, you may follow the voting instruction form given by such brokerage, bank or similar organization in order to submit a proxy.

Any proxy may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a revocation of the proxy at the Meeting.

Detailed proxy voting instructions are also provided on the enclosed proxy card, including for voting by Internet.

How to Attend the Meeting

If you intend to attend the Meeting, you can attend via audioconference at https://www.cstproxy.com/arberobotics/2024 as a guest or with your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

Please read this proxy statement carefully and ensure that you have proper evidence of share ownership as of July 31, 2024, which is the record date for this meeting, as we will not be able to accommodate guests without such evidence at the Annual General Meeting.

Details regarding how to attend the Annual General Meeting and the business to be conducted at the Annual General Meeting are also described in the accompanying proxy card.

Record Date

This Proxy Statement and the enclosed form of proxy card are being provided to shareholders of record on the close of business on Wednesday, July 31, 2024, which is the record date (the “Record Date”) for shareholders entitled to notice of and to vote at the Meeting. This proxy statement and the proxy card will also be available on our transfer agent’s website at https://www.cstproxy.com/arberobotics/2024 and on our website at https://ir.arberobotics.com/company-information/proxy-materials.

Shareholders Entitled to Vote

Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. The Company had 80,911,922 Ordinary Shares issued and outstanding as of the Record Date, each of which is entitled to one vote on each matter to be voted on at the Meeting. The presence, virtually or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, ordinary shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Ordinary Shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting without receipt of voting instructions from beneficial owner (other than with respect to certain routine proposals). The only matter being presented at the Meeting on which brokers may vote without instructions from the beneficial owners is the approval of the auditors. With respect to all other matters, unless a shareholder whose shares are held in street name instructs the broker or bank as to how the shares should be voted, the brokerage firm or bank will not vote the shares.

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, September 18, 2024, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

Votes Required

The affirmative vote of a majority of the Ordinary Shares of the Company represented and voting thereon at the Meeting is necessary for the approval of all proposals on the agenda, provided however, that with respect to the approval of Proposal 2(a) with respect to the compensation terms of our CEO, that majority includes at least (i) a majority of the votes cast by shareholders who are not Controlling Shareholders (as defined below) of the Company and do not have a Personal Interest (as defined below) in approving the proposal, who are present and voting (abstentions are disregarded); or (ii) the total number of votes cast held by the shareholders who are not Controlling Shareholders of the Company and do not have a Personal Interest in approving the proposal that are voted against the proposal constitute two percent (2%) or less than of the total voting rights in the Company (the “Compensation Majority”).

When voting, Israeli law requires that each shareholder voting on Proposal 2(a) indicate if such a shareholder is a Controlling Shareholder and to indicate in the appropriate place in the proxy if such shareholder has a Personal Interest in the proposed resolution. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card the foregoing, then the shareholder’s vote on the applicable item will not be counted. To avoid confusion and pursuant to relief regulations issued under the Israeli Companies Law and governing voting matters, unless indicated otherwise, we assume that every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest in the proposed resolution (as those definitions defined below). If you are a Controlling Shareholder or have a Personal Interest in the proposed resolution under Proposal 2(a), please notify Maya Bar-On, the Company’s Secretary and General Counsel, at maya.bo@arberobotics.com.

For these purposes, under the Israeli Companies Law a “Controlling Shareholder” is generally any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person, which includes a or legal entity, is presumed to be a Controlling Shareholder if he/she or it holds (i) 50% or more of the right to vote at a general meeting of the Company, or (ii) 50% or more of the right to appoint directors or its chief executive officer. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder,’ provided that, there is no other person who holds more than 50% of the voting rights of such company.

Under the Israeli Companies Law, the term “Personal Interest” includes a shareholder’s personal interest in the approval of an action or a transaction of a company, not including any interest arising solely from holding the company’s shares, but including (i) the personal interest of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons; and (ii) a personal interest of an entity in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, or owns five percent (5%) or more of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer. In addition, under the Israeli Companies Law, in case of a person voting by proxy for another person, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

As of the date of this Proxy Statement, the Company is not aware of any Controlling Shareholders as such term is defined for purposes of the Israeli Companies Law; and (b) the Company believes that only a few of its shareholders may have Personal Interest with regard to Proposal 2(a) and it is aware of those shareholders in advance.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of July 31, 2024, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding Ordinary Shares, each of the Company’s chief executive officer and chief financial officer, each director and all directors and senior management as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners and filed with the SEC, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of July 31, 2024, through the exercise of any option, warrant, convertible security or other right.

The shareholders’ holdings reflect their voting rights. Each shareholder has one vote for each ordinary share owned on the Record Date.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	3,966,322	4.89%
Dr. Noam Arkind(3)	3,063,253	3.78%
Karine Pinto-Flomenboim(4)	215,503	*
Ehud Levy(5)	9,063,095	11.20%
Yair Shamir(6)	7,347,595	9.08%
Dr. Boaz Schwartz(7)	386,742	*
E. Scott Crist(8)	3,633,879	4.37%
Thilo Koslowski(9)	79,999	*
Alexander Hitzinger(10)	138,110	*
Prof. Yonina Eldar(9)	20,000	*
All directors and Senior Management as a group	29,049,431	34.04%

Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(11)	9,063,095	11.20%
AWM Investment Company, Inc. (12)	7,713,175	9.53%
CEL Catalyst Mobility Ltd. and Catalyst IV Fund L.P (13)	7,347,595	9.08%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(14)	4,802,163	5.94%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner who is a director or senior management is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)	Consists of 2,849,232 ordinary shares held directly by Mr. Marenko, 214,576 ordinary shares subject to options and 902,514 ordinary shares held by Inter — Development of Content in Internet Company Ltd. (“Inter”), which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)	Consists of 2,849,232 ordinary shares held directly by Mr. Arkind and 214,021 ordinary shares subject to options.

(4)	Consists of ordinary shares subject to options and restricted stock units.

(5)	Consists of (i) 9,036,429 ordinary shares identified in footnote (11) below, and (ii) 26,666 ordinary shares subject to options granted to Mr. Levy. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Canaan Partners except to the extent of his pecuniary interest therein.

(6)	Consists of (i) 7,320,929 ordinary shares identified in footnote (13) below, and (ii) 26,666 ordinary shares subject to options granted to Mr. Shamir. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the reported shares except to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(7)	Consists of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 88,123ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(8)	Consists of (i) 964,182 ordinary shares owned by Mr. Crist, (ii) 340,000 ordinary shares held by Texas Ventures Mgmt, LLC (“Texas Ventures”), (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants owned by Mr. Crist and (iv) 26,666 ordinary shares subject to options granted to Mr. Crist. Mr. Crist is chief executive officer and majority owner of Texas Ventures and has the right to vote and dispose of securities held by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the shares held by Texas Ventures other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(9)	Consist of ordinary shares subject to options.

(10)	Consists of (i) 64,777 ordinary shares and (ii) 73,333 ordinary shares subject to options.

(11)	Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(12)	Consists of: (i) 3,727,920 shares held by Special Situations Fund III QP, L.P. (ii) 1,118,789 shares held by Special Situations Cayman Fund, L.P. (iii) 688,178 shares held by Special Situations Private Equity Fund, L.P. (iv) 337,741 shares held by Special Situations Technology Fund, L.P. and (v) 1,840,547 shares held by Special Situations Technology Fund II, L.P. AWM Investment Company, Inc., a Delaware corporation (“AWM”), is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (“SSF CAYMAN”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“SSFQP”), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (“SSPE”), Special Situations Technology Fund, L.P., a Delaware limited partnership (“SSF TECH”) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (“SSF TECH II”). Mr. David M. Greenhouse (“Greenhouse”) and Mr. Adam C. Stettner (“Stettner”) are limited partners of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP. Greenhouse and Stettner are members of, SSCayman, L.L.C., a Delaware limited liability company, the general partner of SSF CAYMAN, MG Advisers, L.L.C., a New York limited liability company, the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of SSF TECH and SSF TECH II. Greenhouse and Stettner are also the controlling principals of AWM and have the power to direct, vote and dispose of the shares The business address for AMW is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(13)	Consists of: (i) 5,423,493 ordinary shares issued to CEL Catalyst Mobility Ltd. (ii) 1,897,436 ordinary shares issued to CATALYST IV FUND L.P. and (iii) 26,666 ordinary shares subject to options granted to Mr. Shamir. CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Haarbaa St., Tel Aviv 6473925, Israel.

(14)	Consists of shares held by iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Mrs. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rotschild St., Tel Aviv, Israel.

PROPOSAL 1

ELECTION OF CLASS III DIRECTORS

(Items 1(a)-1(c) on the proxy card)

Background

The Company’s Articles of Association provides that the number of Directors shall be not less than three but no more than nine. There are currently nine members of the Board. The Board of Directors is classified into classes of directors as follows:

Name	Age	Term Expires
Class I
Ehud Levy, Class I	58	2025
Noam Arkind, PhD, Class I	37	2025
Alexander Hitzinger, Class I	52	2025
Class II
Prof. Yonina Eldar, Class II	51	2026
Boaz Schwartz, PhD, Class II	61	2026
Thilo Koslowski, Class II		2026
Class III
Yair Shamir, Class III	78	2024
E. Scott Crist, Class III	58	2024
Kobi Marenko, Class III	51	2024

Election of Class III Directors

The term of the Class III Directors will expire at the Meeting and successor Class III Directors shall be elected at the Meeting to serve until the annual general meeting to be held in 2027. Therefore, the Nominating and Corporate Governance Committee of the Board recommended the re-election of current Class III directors, Mr. Yair Shamir, Mr. Kobi Marenko and Mr. E. Scott Crist. If elected at the Meeting, each of the nominees will serve for approximately three years, until the annual general meeting of shareholders to be held in 2027, and until their successors have been duly elected and qualified, or until the office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able, and ready to serve as a Class III director if elected. Additionally, in accordance with the Israeli Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Mr. Yair Shamir and Mr. E. Scott Crist are independent under Nasdaq corporate governance rules.

Non-Executive Compensation Terms

The compensation terms of each of our Non-Executive Directors, including of Mr. Yair Shamir and Mr. E. Scott Crist, as is an annual fee of $30,000. In addition, our Compensation Committee, Board and the shareholders have approved, consistent with our Compensation Policy, the grant to our Non-Executive Directors equity-based compensation, that generally vests over a period of three years with a quarterly vesting, for a term of ten years (subject to early expiration in the event of termination of services and as described in our 2021 Share Incentive Plan). With respect to each of the nominees, the following equity-based awards were granted:

Name of Director	Amount of Options	Exercise Price	Fully Vested
Mr. Yair Shamir	80,000	$2.873	August 2026
Mr. E. Scott Crist	80,000	$2.873	August 2026

Mr. Kobi Marenko does not receive an annual fee as a director, and his compensation terms as CEO are as set forth in proposal 2 below.

Biographies of Nominees

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Yair Shamir

Mr. Shamir was appointed as a director on December 9, 2019, and he has served as Chairman of the Board since December 16, 2021. Mr. Shamir is co-founding and managing partner of Catalyst Investments. Mr. Shamir was elected as a member of the 19th Knesset (Israeli Parliament) and served as Minister of Agriculture and Rural Development for the Government of Israel from 2013 until 2015. Mr. Shamir serves as chairman of the Shalem College, a research and educational institute in Jerusalem. Mr. Shamir has formerly served as chairman of the National Road Safety Authority and of four government companies: Metropolitan Mass Transit System (NTA), Israel Aerospace Industries (IAI), EL-AL Israel Airways and the National Roads Company. Mr. Shamir has served as a member of numerous company boards within Catalyst’s investment portfolio. From 2003 to-2007, Mr. Shamir was the Chairman of Shamir Optical Industry Ltd (NASDAQ: SHMR). From 1997-2006, Mr. Shamir served as the CEO and Chairman of VCON Telecommunications Ltd. From 2005-2013, he served as a board member of DSP Group Corporation (NASDAQ: DSPG). Mr. Shamir was the CEO of Elite Food Industries, Ltd. between the years of 1994 and 1995. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund L.P. Prior to this he was Executive VP of Scitex Corporation and General Manager of Scitex Israel from 1988 until 1993. Mr. Shamir was the Chairman of Gvahim from 2006 to 2013. He was also a Board Member of Mikveh Israel from 2010 until 2013. Mr. Shamir was also a member of the Board of Governors of the Technion University and sat on the executive committee of the Beer Sheva University from 1990 until 2013. Mr. Shamir served in the Israeli Air Force as a pilot and engineer from 1965-1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Israeli Air Force. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

Kobi Marenko

Mr. Marenko has served as a director and our Chief Executive Officer since inception on November 4, 2015. Jacob Marinka, who is also known as Kobi Marenko, is an entrepreneur with over 20 years of experience in leading technology and media startups from seed stage to acquisition. Prior to founding us, from 2012 to 2014, Mr. Marenko was the founder and President of Taptica, a mobile DSP listed on the London Stock Exchange (LON: TRMR). Prior to this experience, from 2004-2012, Mr. Marenko was the founder and CEO of Logia, a mobile content platform acquired by Digital Turbine (NASDAQ: APPS). For over 20 years, Mr. Marenko was leading tech and media startups from seed to acquisition. Mr. Marenko holds a BA in Philosophy from Tel Aviv University.

E. Scott Crist

Mr. Crist was appointed as a director on October 7, 2021, upon closing of the Merger. Mr. Crist is managing partner for Texas Ventures as well as CEO of Osperity, a leader in AI-driven computer vision for the industrial sector. Mr. Crist has an extensive background as an entrepreneur and venture capitalist and was the former CEO of Infrastructure Networks and founder/CEO of Telscape International (NASDAQ), a telecommunications company focused on certain emerging markets around the world. Prior to that, he served as President and CEO for Matrix Telecom, which Inc. Magazine once ranked 7th on its list of the 500 fastest growing private companies in the US. Previously, Mr. Crist worked for Trammell Crow Group, IBM and Booz-Allen Hamilton. Mr. Crist has a Master of Business Administration from the Kellogg School at Northwestern University and a Bachelor of Science in Electrical Engineering from NC State University. Mr. Crist is also an Entrepreneur of the Year recipient from NASDAQ/Ernst & Young. In addition, Mr. Crist is chairman of the VA-Gov Housing fund, the nation’s largest lender for the Veteran Administration’s Homeless Shelter Program.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)	RESOLVED, that Mr. Yair Shamir be elected as a Class III director, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(b)	RESOLVED, that Mr. Kobi Marenko be elected as a Class III director, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(c)	RESOLVED, that Mr. E. Scott Crist be elected as a Class III director, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Each of the resolutions above will be voted upon separately at the Meeting.

Votes Required

The approval of each of these resolutions requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy, and voting on this Proposal 1.

Board Recommendation

The Board recommends a vote “FOR” the election of each of Mr. Yair Shamir, Mr. Kobi Marenko and Mr. E. Scott Crist as Class III directors, for a term of approximately three years, to expire at the 2027 annual general meeting.

PROPOSAL 2

EXECUTIVE COMPENSATION

(Item 2 on the proxy card)

Background

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee (rather than the audit committee) and the board of directors, and must generally be consistent with the Company’s compensation policy. In the case of directors or the Chief Executive Officer, the shareholders’ approval is also required.

CEO and CTO Compensation

Mr. Kobi Marenko, has served as the Company’s director and Chief Executive Officer since inception on November 4, 2015. Dr. Noam Arkind has served as the Company’s director and Chief Technology Officer since inception on November 4, 2015. The Company believes that Mr. Marenko and Dr. Arkind are deeply involved and familiar with the Company’s business and personnel, as well as having broad knowledge and experience, thus being best equipped to serve as our Chief Executive Officer and Chief Technology Officer, respectively, while being part of the Board.

Under his employment agreement, Mr. Marenko is currently entitled to a monthly salary of NIS 80,000 (approximately $22,463). On April 30, 2020, Mr. Marenko received options to purchase 8,326 ordinary shares of the Company at an exercise price of $1.221; On June 16, 2022, Mr. Marenko received options to purchase 300,000 Company’s ordinary shares at an exercise price of $6.44. As approved at the 2022 annual shareholder meeting, Mr. Marenko was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428).

Under his employment agreement, Dr. Arkind is currently entitled to a monthly base salary of NIS 80,000 (approximately $22,463). On April 30, 2020, Dr. Arkind received options to purchase 7,771 ordinary shares of the Company at an exercise price of $1.221; on June 16, 2021, Dr. Arkind received an option to purchase 300,000 ordinary shares of the Company at an exercise price of $6.44. As approved at the 2022 annual shareholder meeting, Dr. Arkind was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428)

In August 2023 our shareholders approved, following the approvals of the Compensation Committee and the Board, a framework annual cash bonus plan to each of Mr. Marenko, our Chief Executive Officer, and Dr. Arkind, our Chief Technology Officer, based on performance-based measurable criteria for each calendar year as of the year ended December 31, 2023 and onwards, until the year ended December 31, 2025 (“Bonus Plan”). The proposed Bonus Plan is intended to incentivize those officers by closely aligning their personal economic interest with our performance and share price appreciation.

Pursuant to the Bonus Plan, the target bonus in the event of 100% achievement of the target goals is three (3) months salary, while for overachievement performance of 120% and above, the officer may be eligible for an additional one (1) month salary, totaling four (4) months salaries. Our Compensation Committee and the Board may set during the first quarter of the year per each, the performance targets for each calendar year, while performance targets will be comprised of 70% measurable criteria and up to 30% of non-measurable criteria. The Compensation Committee and the Board are authorized to determine each year the performance target, and the achievement level of the pre-defined goals (without further approval by shareholders) based on the actual performance of the CEO and the CTO, respectively. Specifically, we did not pay the CEO and CTO a bonus for the year ended on December 31, 2023.

In special circumstances (e.g., regulatory changes, significant changes in the business environment, a significant organizational change, merger and acquisition events, or other similar events etc.), our Compensation Committee and the Board may make adjustments to the objectives, and in such special circumstances, to modify the objectives and/or their relative weights or the amount of bonus payouts (including decreasing such amounts to zero), in connection with the applicable bonus period.

The table below sets forth the compensation paid to our chief executive officer, our chief technology officer for the year ended December 31, 2023: (1)

Name and Principal Position	Salary(2)	Equity- Based Compensation(3)	All Other Compensation(4)	Total
Kobi Marenko, Chief Executive Officer	314,615	167,016	14,516	496,147
Noam Arkind PhD, Chief Technology Officer	317,023	166,933	6,176	490,132

(1)	All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2023, plus compensation paid to such executives in 2024 in respect of services provided during 2023.

(2)	Salary includes the executive’s gross salary plus payment of social benefits made by us on behalf of such executive. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Equity-based compensation represents the financial expense reflected in our consolidated financial statements for the year ended December 31, 2023, with respect to equity-based compensation vested during 2023. Assumptions and key variables used in the calculation of such amounts are described in Note 9 of Notes to Consolidated Financial Statements, which are included in our annual report.

(4)	All other compensation represents mainly leased vehicles and other incidental monetary benefits.

The Proposed Equity-based compensation

Due to the significant decrease in the Company’s share price over the past year, the Company has resolved to adopt an adjustment plan, to grant all of its employees who have more than one-year tenure as of April 1, 2024, with equity-based compensation in the form of RSUs. This award provides for vesting in one year from the date of grant (the “Adjustment Plan”).

The Compensation Committee and the Board have approved the Adjustment Plan, and, as part of it, approved the grant of 185,000 RSUs to each of Mr. Kobi Marenko as the CEO of the Company and Dr. Noam Arkind as the CTO, which fully vest on April 1, 2025.

Proposed Resolution

It is proposed by the Board that the following resolutions be adopted at the Meeting:

a)	RESOLVED, to approve the proposed equity-based award to Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board.

b)	RESOLVED, to approve the proposed equity-based award to Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board.

Votes Required

The votes required for the approval of Proposals 2(a) and 2(b) are the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting, provided however, that with respect to the approval of Proposal 2(a) regarding the terms of our Chief Executive Officer, that majority shall also include the Compensation Majority.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity-based awards to each of Mr. Kobi Marenko and Dr. Noam Arkind.

PROPOSAL 3

NEW BOARD MEMBER COMPENSATION TERMS

(Item 3 on the proxy card)

Background

The Compensation Committee and the Board have approved and recommended to approve the compensation package for Prof. Eldar in her capacity as an industry expert director.

Under the Israeli Companies Law, the compensation of directors is generally subject to the approval of the company’s compensation committee, board of directors and shareholders, in that order, and must generally be consistent with the Compensation Policy. With respect to Prof. Eldar’s compensation, since her appointment and until the annual shareholder meeting, the Company has been relying on an exemption available under the Israeli Companies Law without shareholder approval, pursuant to which, the Compensation Committee and Board were able to approve her terms, provided that, the terms are consistent with the Compensation Policy, the terms are generally not exceeding the terms of other members of the Board, and that there are no material changes thereof and in other related circumstances. Therefore, the Company is now bringing the compensation terms of Prof. Eldar for the approval of the shareholders.

Compensation Terms of Prof. Yonina Eldar

The proposed compensation package for Prof. Eldar in her capacity as an industry expert director is as follows:

1.	An annual cash fee of $50,000 plus applicable VAT; and

2.	Options to purchase 80,000 Ordinary Shares at an exercise price of $2.07 per share, which was the market price of the ordinary shares on the date of grant, and which vest on a quarterly basis over a period of three years from the date of grant by the board, which was November 7, 2023. The options are to be designated as 102 capital gains track award (with trustee), pursuant to the Company’s 2021 Equity Incentive Plan.

The Company also maintains a customary directors’ and officers’ liability insurance which will cover the director’s liability as a member of the Board, and has granted her an indemnification agreement in the form as approved to all office holders in the Company. The Company also covers customary travel expenses relating to participation in Board meetings, pursuant to Company policy.

The Company’s compensation is consistent with compensation package of the other Industry Expert Directors, other than with respect to her cash retainer, which will be lower than the other Industry Expert Director (who are entitled to $100,000 annually), since she will not serve as a committee member in any of the Board’s committees and since she serves as a full-time professor and researcher at the Weizmann Institute of Science

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

RESOLVED, to approve the compensation terms of Prof. Yonina Eldar in her capacity as an industry expert director, including the grant of an equity-based award.

Votes Required

The approval of the resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy and voting on this Proposal 3.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution approving the compensation terms of Prof. Yonina Eldar in her capacity as an industry expert director, including the grant of an equity-based award.

PROPOSAL 4

APPOINTMENT THE COMPANY’S INDEPENDENT AUDITORS

(Item 4 on the proxy card)

Background

The Audit Committee and the Board approved, subject to the approval of our shareholders the appointment of Somekh Chaikin, a member firm of KPMG International, as the independent auditors of the Company for the year ending December 31, 2024, and for such additional period, until the next annual general meeting of shareholders. Somekh Chaikin has been our independent auditor since 2021.

The following table sets forth, for each of the years indicated, the fees paid to Somekh Chaikin:

	Year Ended December 31,
	2023	2022
Audit Fees(1)	$170,000	$200,950
Tax Fees(2)	$22,500	$12,500
Total	$192,500	$213,450

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2023 and 2022, certain procedures regarding our annual report on Form 20-F, our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards. Audit fees for 2022 also include services in connection with our F-3 filings with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2024, be, and hereby is, ratified and approved by the shareholders of the Company, that and the Board is authorized to approve the compensation of such firm.

Votes Required

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution reappointing the Company’s independent auditors.

PROPOSAL 5

REGISTERED SHARE CAPITAL INCREASE

(Item 5 on the proxy card)

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

RESOLVED, to approve an increase of the Company’s registered (authorized) share capital by an additional NIS 7,560, which consists of 35,000,000 ordinary shares, par value NIS 0.000216 per share, bringing the total number of authorized ordinary shares to 165,000,000 shares, and to amend the Company’s Articles of Association of reflect such change.

Vote Required

The approval of the resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy, and voting on this Proposal 5.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution increasing the Company’s registered (authorized) share capital.

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2023, will be presented. The Company’s Audited Consolidated Financial Statements were included in the Company’s annual report in Form 20-F, which was filed with the U.S. Securities and Exchange Commission, and appears on its website: www.sec.gov, as well as on the Company’s website: www.arberobotics.com. These financial statements are not a part of this Proxy Statement.  This item does not require a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice previously published. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Kobi Marenko
Chief Executive Officer

Yair Shamir
Chairman of the Board

August 22, 2024